Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-1 filed pursuant to Rule 462(b) of the Securities Act of 1933 of the reference to our firm under the caption “Experts” and to the incorporation by reference of our report dated April 17, 2020 (except for the retroactive effect of the 1-for-3.7 reverse stock split as described in Note 2, as to which the date is July 1, 2020), with respect to the financial statements of Nkarta Therapeutics, Inc. included in the Registration Statement (Form S-1 No. 333-239301) and related Prospectus of Nkarta Therapeutics, Inc. for the registration of shares of its common stock.

/s/ Ernst & Young LLP

Redwood City, California
July 10, 2020